Exhibit (a)(1)(xxi)

Contact:	Michael Gallant
508-293-6357
Gallant_Michael@emc.com

EMC COMPLETES TENDER OFFER FOR DATA DOMAIN

Acquisition Expected To Close Today

HOPKINTON, Mass. – July 23, 2009 — EMC Corporation (NYSE: EMC), the world leader in information infrastructure solutions, today announced the successful completion of its tender offer for all outstanding shares of common stock of Data Domain, Inc. (NASDAQ: DDUP).

The tender offer expired at 12:00 midnight, Eastern Daylight Time (EDT), on July 22, 2009. Data Domain stockholders tendered a total of approximately 59,268,746 shares of Data Domain common stock in the offer, representing approximately 90.3% of the outstanding Data Domain shares. Together with the 3.9% of outstanding Data Domain shares previously held by EMC, EMC now controls approximately 94.2% of Data Domain shares outstanding. EMC has accepted for payment all shares tendered in the offer.

EMC expects to effect a second-step merger and complete its acquisition of Data Domain today. All remaining outstanding Data Domain shares, other than those held by Data Domain, EMC or their respective subsidiaries and stockholders who properly perfect appraisal rights under Delaware law, will be converted in the merger into the right to receive $33.50 per share in cash.

Following the merger, Data Domain common stock will cease to be traded on The NASDAQ Global Select Market.

About EMC

EMC Corporation (NYSE: EMC) is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. Information about EMC’s products and services can be found at www.EMC.com.

EMC is a registered trademark of EMC Corporation. All other trademarks used are the property of their respective owners.

Forward-Looking Statements

This release contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) adverse changes in general economic or market conditions; (ii) delays or reductions in information technology spending; (iii) our ability to protect our proprietary technology; (iv) risks associated with managing the growth of our business, including risks associated with acquisitions and investments and the challenges and costs of integration, restructuring and achieving anticipated synergies; (v) fluctuations in VMware, Inc.’s operating results and risks associated with trading of VMware stock; (vi) competitive factors, including but not limited to pricing pressures and new product introductions; (vii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (viii) component and product quality and availability; (ix) the transition to new products, the uncertainty of customer acceptance of new product offerings and rapid technological and market change; (x) insufficient, excess or obsolete inventory; (xi) war or acts of terrorism; (xii) the ability to attract and retain highly qualified employees; (xiii) fluctuating currency exchange rates; (xiv) litigation that we may be involved in; and (xv) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission. EMC disclaims any obligation to update any such forward-looking statements after the date of this release.